                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                S C H E D U L E   13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 7)*

                       GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
           ---------------------------------------------------------------
                                   (Name of Issuer)

                            COMMON STOCK, $0.01 PAR VALUE
           ---------------------------------------------------------------
                            (Title of Class of Securities)

                                      37935Y107
                           -------------------------------
                                    (CUSIP Number)

                              Copy to:
                                        Stephen A. Cohen, Esq.
Woodland Partners                       Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                        750 Lexington Avenue
Brookville, New York 11545              New York, New York 10022
Telephone (516) 626-3070                Telephone (212) 735-8600
--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Persons
                  Authorized to Receive Notices and Communications)

                                    July 10, 1997
           ---------------------------------------------------------------
                 (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following space     .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following page(s))


                                   -1 of 30 Pages-

CUSIP
No.   37935Y107                       13D
================================================================================
1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                  Woodland Partners
---- ---------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*              (a)   / /
                                                                    (b)   / /
---- ---------------------------------------------------------------------------
3    SEC Use Only

---- ---------------------------------------------------------------------------
4    Source of Funds*          WC, OO

---- ---------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to   / /
Item 2(d) or 2(e)
---- ---------------------------------------------------------------------------
6    Citizenship or Place of Organization                         New York

---- ---------------------------------------------------------------------------
               7    Sole Voting Power
                          151,668 shares                                  2.9%
 Number of     ---- ------------------------------------------------------------
  Shares       8    Shared Voting Power
Beneficially              396,450 shares                                  7.6%
 Owned By      ---- ------------------------------------------------------------
   Each        9    Sole Dispositive Power
 Reporting                151,668 shares                                  2.9%
  Person       ---- ------------------------------------------------------------
   With        10   Shared Dispositive Power
                          396,450 shares                                  7.6%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    548,118 shares
---- ---------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

---- ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                         10.4%
---- ---------------------------------------------------------------------------
14   Type of Reporting Person*
                                  PN
================================================================================
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     -2 of 30-

CUSIP
No.   37935Y107                       13D
================================================================================
1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                   Barry Rubenstein
---- ---------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*              (a)   / /
                                                                    (b)   / /
---- ---------------------------------------------------------------------------
3    SEC Use Only

---- ---------------------------------------------------------------------------
4    Source of Funds*          PF, OO

---- ---------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to   / /
     Item 2(d) or 2(e)
---- ---------------------------------------------------------------------------
6    Citizenship or Place of Organization                       United States

---- ---------------------------------------------------------------------------
                7    Sole Voting Power
                         207,781 shares                               4.0%
 Number of     ---- ------------------------------------------------------------
  Shares       8    Shared Voting Power
Beneficially             1,257,004 shares                            21.7%
 Owned By      ---- ------------------------------------------------------------
   Each        9    Sole Dispositive Power
 Reporting               207,781 shares                               4.0%
  Person       ---- ------------------------------------------------------------
   With        10   Shared Dispositive Power
                    1,257,004 shares                                 21.7%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                  1,464,785 shares
---- ---------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

---- ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                      24.9%
---- ---------------------------------------------------------------------------
14   Type of Reporting Person*
                                        IN
================================================================================
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                     -3 of 30-

CUSIP
No.   37935Y107                        13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                  Marilyn Rubenstein
---- ---------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                    (a)   / /
                                                                    (b)   / /
---- ---------------------------------------------------------------------------
 3   SEC Use Only

---- ---------------------------------------------------------------------------
 4   Source of Funds*          PF, OO

---- ---------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to   / /
     Item 2(d) or 2(e)
---- ---------------------------------------------------------------------------
 6   Citizenship or Place of Organization                       United States

---- ---------------------------------------------------------------------------
               7    Sole Voting Power
                          26,667 shares                               0.5%
 Number of     ---- ------------------------------------------------------------
  Shares       8    Shared Voting Power
Beneficially             521,451 shares                               9.8%
 Owned By      ---- ------------------------------------------------------------
   Each        9    Sole Dispositive Power
 Reporting                26,667 shares                               0.5%
  Person       ---- ------------------------------------------------------------
   With        10   Shared Dispositive Power
                         521,451 shares                               9.8%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    548,118 shares
---- ---------------------------------------------------------------------------
 12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /


---- ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                      10.4%
---- ---------------------------------------------------------------------------
14   Type of Reporting Person*
                                            IN
================================================================================
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                     -4 of 30-

CUSIP
No.    37935Y107                         13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                      The Rubenstein Family Limited Partnership
---- ---------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*               (a)   / /
                                                                     (b)   / /
---- ---------------------------------------------------------------------------
 3   SEC Use Only

---- ---------------------------------------------------------------------------
 4   Source of Funds*          WC, OO

---- ---------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required             / /
     Pursuant to Item 2(d) or 2(e)
---- ---------------------------------------------------------------------------
 6   Citizenship or Place of Organization                       New York

---- ---------------------------------------------------------------------------
               7    Sole Voting Power
                         10,000 shares                                0.2%
  Number of    ---- ------------------------------------------------------------
   Shares      8    Shared Voting Power
Beneficially            538,118 shares                               10.2%
  Owned By     ---- ------------------------------------------------------------
   Each        9    Sole Dispositive Power
 Reporting               10,000 shares                                0.2%
  Person       ---- ------------------------------------------------------------
   With        10   Shared Dispositive Power
                        538,118 shares                               10.2%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    548,118 shares
---- ---------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

---- ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                      10.4%
---- ---------------------------------------------------------------------------
14   Type of Reporting Person*
                                            PN
================================================================================
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                     -5 of 30-

CUSIP
No.   37935Y107                          13D
 ===============================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                 The Marilyn and Barry Rubenstein Family Foundation
---- ---------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*              (a)   / /
                                                                    (b)   / /
---- ---------------------------------------------------------------------------
 3   SEC Use Only

---- ---------------------------------------------------------------------------
 4   Source of Funds*          OO

---- ---------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to    / /
     Item 2(d) or 2(e)
---- ---------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          New York

---- ---------------------------------------------------------------------------
               7    Sole Voting Power
                         10,334 shares                                0.2%
  Number of    ---- ------------------------------------------------------------
   Shares      8    Shared Voting Power
Beneficially             537,784 shares                              10.2%
  Owned By     ---- ------------------------------------------------------------
   Each        9    Sole Dispositive Power
 Reporting               10,334 shares                                0.2%
  Person       ---- ------------------------------------------------------------
   With        10   Shared Dispositive Power
                         537,784 shares                              10.2%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                   548,118 shares
---- ---------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

---- ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                     10.4%
---- ---------------------------------------------------------------------------
14   Type of Reporting Person*
                                            OO
================================================================================
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                     -6 of 30-

CUSIP
No.   37935Y107                          13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                Woodland Venture Fund
---- ---------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*              (a)   / /
                                                                    (b)   / /
---- ---------------------------------------------------------------------------
 3   SEC Use Only

---- ---------------------------------------------------------------------------
 4   Source of Funds*          WC, OO

---- ---------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to    / /
      Item 2(d) or 2(e)
---- ---------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         New York

---- ---------------------------------------------------------------------------
               7    Sole Voting Power
                         108,334 shares                               2.1%
  Number of    ---- ------------------------------------------------------------
   Shares      8    Shared Voting Power
Beneficially             439,784 shares                               8.4%
  Owned By     ---- ------------------------------------------------------------
   Each        9    Sole Dispositive Power
 Reporting               108,334 shares                               2.1%
  Person       ---- ------------------------------------------------------------
   With        10   Shared Dispositive Power
                         439,784 shares                               8.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    548,118 shares
---- ---------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

---- ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                      10.4%
---- ---------------------------------------------------------------------------
14   Type of Reporting Person*
                                            PN
================================================================================
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                     -7 of 30-

CUSIP
No.   37935Y107                         13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                   Seneca Ventures
---- ---------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*              (a)   / /
                                                                    (b)   / /
---- ---------------------------------------------------------------------------
 3   SEC Use Only

---- ---------------------------------------------------------------------------
 4   Source of Funds*          WC, OO

---- ---------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to    / /
     Item 2(d) or 2(e)
---- ---------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         New York

---- ---------------------------------------------------------------------------
               7    Sole Voting Power
                         33,334 shares                                0.7%
  Number of    ---- ------------------------------------------------------------
   Shares      8    Shared Voting Power
Beneficially             514,784 shares                               9.8%
  Owned By     ---- ------------------------------------------------------------
   Each        9    Sole Dispositive Power
 Reporting               33,334 shares                                0.7%
  Person       ---- ------------------------------------------------------------
   With        10   Shared Dispositive Power
                          514,784 shares                              9.8%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    548,118 shares
---- ---------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

---- ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                      10.4%
---- ---------------------------------------------------------------------------
14   Type of Reporting Person*
                                            PN
================================================================================
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                     -8 of 30-

CUSIP
No.   37935Y107                        13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                            Woodland Services Corp.
---- ---------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*              (a)   / /
                                                                    (b)   / /
---- ---------------------------------------------------------------------------
 3   SEC Use Only

---- ---------------------------------------------------------------------------
 4   Source of Funds*          OO

---- ---------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to / /
     Item 2(d) or 2(e)
---- ---------------------------------------------------------------------------
 6   Citizenship or Place of Organization                       New York

---- ---------------------------------------------------------------------------
               7    Sole Voting Power
                         0 shares                                       0%
  Number of    ---- ------------------------------------------------------------
   Shares      8    Shared Voting Power
Beneficially         548,118 shares                                  10.4%
  Owned By     ---- ------------------------------------------------------------
    Each       9    Sole Dispositive Power
 Reporting               0 shares                                       0%
   Person      ---- ------------------------------------------------------------
    With       10   Shared Dispositive Power
                         548,118 shares                              10.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    548,118 shares
---- ---------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

---- ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                      10.4%
---- ---------------------------------------------------------------------------
14   Type of Reporting Person*
                                            CO
================================================================================
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                     -9 of 30-

CUSIP
No.   37935Y107                         13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                   Brian Rubenstein
---- ---------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*              (a)   / /
                                                                    (b)   / /
---- ---------------------------------------------------------------------------
 3   SEC Use Only

---- ---------------------------------------------------------------------------
 4   Source of Funds*          OO

---- ---------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to   / /
     Item 2(d) or 2(e)
---- ---------------------------------------------------------------------------
 6   Citizenship or Place of Organization                       United States

---- ---------------------------------------------------------------------------
               7    Sole Voting Power
                         0 shares                                       0%
  Number of    ---- ------------------------------------------------------------
   Shares      8    Shared Voting Power
Beneficially             10,334 shares                                0.2%
  Owned By     ---- ------------------------------------------------------------
    Each       9    Sole Dispositive Power
 Reporting               0 shares                                       0%
   Person      ---- ------------------------------------------------------------
    With       10   Shared Dispositive Power
                    10,334 shares                                     0.2%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    10,334 shares
---- ---------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

---- ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                       0.2%
---- ---------------------------------------------------------------------------
14   Type of Reporting Person*
                                            IN
================================================================================

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   -10 of 30-

CUSIP
No. 37935Y107                          13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                               Wheatley Partners, L.P.
---- ---------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*              (a)   / /
                                                                    (b)   / /
---- ---------------------------------------------------------------------------
 3   SEC Use Only

 ---- --------------------------------------------------------------------------
 4   Source of Funds*          WC, OO


---- ---------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to   / /
     Item 2(d) or 2(e)
---- ---------------------------------------------------------------------------
 6   Citizenship or Place of Organization                            Delaware

---- ---------------------------------------------------------------------------
               7    Sole Voting Power
                          861,667 shares                                15.3%
  Number of    ---- ------------------------------------------------------------
   Shares      8    Shared Voting Power
Beneficially              55,000 shares                                  1.1%
  Owned By     ---- ------------------------------------------------------------
   Each        9    Sole Dispositive Power
 Reporting                861,667 shares                                15.3%
  Person       ---- ------------------------------------------------------------
   With        10   Shared Dispositive Power
                          55,000 shares                                  1.1%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                            916,667 shares
---- ---------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

---- ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                        16.2%
---- ---------------------------------------------------------------------------
14   Type of Reporting Person*                                            PN

================================================================================
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   -11 of 30-

CUSIP
No. 37935Y107                          13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                         Wheatley Foreign Partners, L.P.
---- ---------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*              (a)   / /
                                                                    (b)   / /
---- ---------------------------------------------------------------------------
 3   SEC Use Only

---- ---------------------------------------------------------------------------
 4   Source of Funds*          WC, OO

---- ---------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to    / /
     Item 2(d) or 2(e)
---- ---------------------------------------------------------------------------
 6   Citizenship or Place of Organization                             Delaware

---- ---------------------------------------------------------------------------
               7    Sole Voting Power
                         55,000 shares                                   1.1%
  Number of    ---- ------------------------------------------------------------
   Shares      8    Shared Voting Power
 Beneficially             861,667 shares                                15.3%
  Owned By     ---- ------------------------------------------------------------
   Each        9    Sole Dispositive Power
 Reporting               55,000 shares                                   1.1%
  Person       ---- ------------------------------------------------------------
   With        10   Shared Dispositive Power
                         861,667 shares                                 15.3%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                   916,667 shares
---- ---------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

---- ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                        16.2%
---- ---------------------------------------------------------------------------
14   Type of Reporting Person*
                                          PN
================================================================================
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   -12 of 30-

CUSIP
No. 37935Y107                           13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                             Wheatley Partners, LLC
---- ---------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*              (a)   / /
                                                                    (b)   / /
---- ---------------------------------------------------------------------------
 3   SEC Use Only

---- ---------------------------------------------------------------------------
 4   Source of Funds*         OO

---- ---------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to    / /
     Item 2(d) or 2(e)
---- ---------------------------------------------------------------------------
 6   Citizenship or Place of Organization                             Delaware

---- ---------------------------------------------------------------------------
               7    Sole Voting Power
                               0 shares                                    0%
 Number of     ---- ------------------------------------------------------------
  Shares       8    Shared Voting Power
Beneficially                916,667 shares                              16.2%
  Owned By     ---- ------------------------------------------------------------
   Each        9    Sole Dispositive Power
 Reporting                     0 shares                                    0%
  Person       ---- ------------------------------------------------------------
   With        10   Shared Dispositive Power
                            916,667 shares                              16.2%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                   916,667 shares
---- ---------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

---- ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                        16.2%
 ---- --------------------------------------------------------------------------
14   Type of Reporting Person*
                                            OO
================================================================================

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   -13 of 30-

CUSIP
No. 37935Y107                             13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                               Wheatley Management Ltd.
---- ---------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*              (a)   / /
                                                                    (b)   / /
---- ---------------------------------------------------------------------------
 3   SEC Use Only

---- ---------------------------------------------------------------------------
 4   Source of Funds*          OO

---- ---------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to    / /
     Item 2(d) or 2(e)
---- ---------------------------------------------------------------------------
 6   Citizenship or Place of Organization              Cayman Islands, B.W.I.

---- ---------------------------------------------------------------------------
               7    Sole Voting Power
                          0 shares                                         0%
  Number of    ---- ------------------------------------------------------------
   Shares      8    Shared Voting Power
Beneficially              916,667 shares                                16.2%
  Owned By     ---- ------------------------------------------------------------
    Each       9    Sole Dispositive Power
  Reporting               0 shares                                         0%
   Person      ---- ------------------------------------------------------------
    With       10   Shared Dispositive Power
                           916,667 shares                               16.2%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                            916,667 shares
---- ---------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

---- ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                        16.2%
---- ---------------------------------------------------------------------------
14   Type of Reporting Person*         CO

================================================================================
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   -14 of 30-

CUSIP
No. 37935Y107                          13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                   Irwin Lieber
---- ---------------------------------------------------------------------------
  2   Check the Appropriate Box if a Member of a Group*             (a)   / /
                                                                    (b)   / /
---- ---------------------------------------------------------------------------
 3   SEC Use Only


---- ---------------------------------------------------------------------------
 4   Source of Funds*          PF, OO

---- ---------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to    / /
     Item 2(d) or 2(e)
---- ---------------------------------------------------------------------------
 6   Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
               7    Sole Voting Power
                             66,667 shares                               1.3%
  Number of    ---- ------------------------------------------------------------
   Shares      8    Shared Voting Power
Beneficially                 916,667 shares                             16.2%
  Owned By     ---- ------------------------------------------------------------
    Each       9    Sole Dispositive Power
  Reporting                 66,667 shares                                1.3%
   Person      ---- ------------------------------------------------------------
    With       10   Shared Dispositive Power
                             916,667 shares                             16.2%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                   983,334 shares
---- ---------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

---- ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                        17.2%
---- ---------------------------------------------------------------------------
14   Type of Reporting Person*
                                   IN
================================================================================
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   -15 of 30-

CUSIP
No. 37935Y107                          13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                               Barry Fingerhut
---- ---------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*              (a)   / /
                                                                    (b)   / /
---- ---------------------------------------------------------------------------
 3   SEC Use Only

---- ---------------------------------------------------------------------------
 4   Source of Funds*          PF, OO

---- ---------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to    / /
     Item 2(d) or 2(e)
---- ---------------------------------------------------------------------------
 6   Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
                7    Sole Voting Power
                           66,667 shares                                 1.3%
Number of      ---- ------------------------------------------------------------
Shares         8    Shared Voting Power
Beneficially               916,667 shares                               16.2%
Owned By       ---- ------------------------------------------------------------
Each           9    Sole Dispositive Power
Reporting                  66,667 shares                                 1.3%
Person         ---- ------------------------------------------------------------
With           10   Shared Dispositive Power
                           916,667 shares                               16.2%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    983,334 shares
---- ---------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

---- ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                         17.2%
---- ---------------------------------------------------------------------------
14   Type of Reporting Person*
                                            IN
================================================================================
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   -16 of 30-

CUSIP
No. 37935Y107                           13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                     Seth Lieber
---- ---------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*              (a)   / /
                                                                    (b)   / /
---- ---------------------------------------------------------------------------
 3   SEC Use Only

---- ---------------------------------------------------------------------------
 4   Source of Funds*          OO

---- ---------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to    / /
     Item 2(d) or 2(e)
---- ---------------------------------------------------------------------------
 6   Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
               7    Sole Voting Power
                             0 shares                                      0%
  Number of    ---- ------------------------------------------------------------
   Shares      8    Shared Voting Power
Beneficially                 916,667 shares                             16.2%
  Owned By     ---- ------------------------------------------------------------
    Each       9    Sole Dispositive Power
 Reporting                   0 shares                                      0%
   Person      ---- ------------------------------------------------------------
    With       10   Shared Dispositive Power
                             916,667 shares                             16.2%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                   916,667 shares
---- ---------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

---- ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                        16.2%
---- ---------------------------------------------------------------------------
14   Type of Reporting Person*
                                            IN
================================================================================
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   -17 of 30-

CUSIP
No. 37935Y107                          13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                   Jonathan Lieber
---- ---------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*              (a)   / /
                                                                    (b)   / /
---- ---------------------------------------------------------------------------
 3   SEC Use Only

---- ---------------------------------------------------------------------------
 4   Source of Funds*                  OO

---- ---------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to    / /
     Item 2(d) or 2(e)
---- ---------------------------------------------------------------------------
 6   Citizenship or Place of Organization                    United States

--------------------------------------------------------------------------------
               7    Sole Voting Power
                             0 shares                                      0%
  Number of    ---- ------------------------------------------------------------
   Shares      8    Shared Voting Power
Beneficially                 916,667 shares                             16.2%
  Owned By     ---- ------------------------------------------------------------
    Each       9    Sole Dispositive Power
  Reporting                  0 shares                                      0%
   Person      ---- ------------------------------------------------------------
    With       10   Shared Dispositive Power
                             916,667 shares                             16.2%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                       916,667
---- ---------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

---- ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                        16.2%
---- ---------------------------------------------------------------------------
14   Type of Reporting Person*
                                      IN
================================================================================
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   -18 of 30-

CUSIP
No. 37935Y107                          13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                    Matthew A. Smith
---- ---------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*              (a)   / /
                                                                    (b)   / /
---- ---------------------------------------------------------------------------
 3   SEC Use Only

---- ---------------------------------------------------------------------------
 4   Source of Funds*
                              OO
---- ---------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to    / /
     Item 2(d) or 2(e)
---- ---------------------------------------------------------------------------
 6   Citizenship or Place of Organization                    United States

--------------------------------------------------------------------------------
               7    Sole Voting Power
                             0 shares                                      0%
  Number of    ---- ------------------------------------------------------------
   Shares      8    Shared Voting Power
Beneficially                 916,667 shares                             16.2%
  Owned By     ---- ------------------------------------------------------------
    Each       9    Sole Dispositive Power
  Reporting                  0 shares                                      0%
   Person      ---- ------------------------------------------------------------
    With       10   Shared Dispositive Power
                             916,667 shares                             16.2%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                       916,667
---- ---------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

---- ---------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                        16.2%
---- ---------------------------------------------------------------------------
14   Type of Reporting Person*
                                        IN
================================================================================
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   -19 of 30-

     This statement, dated July 14, 1997, constitutes Amendment No. 7 to the
Schedule 13D, dated February 1, 1995, regarding the reporting persons ownership of certain securities of Global Telecommunication Solutions, Inc. (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 7 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. Accordingly, it shall refer only to information which has materially changed since the filing of the Schedule.

     The information contained herein gives effect to a one-for-three reverse stock split effected in March 1997.

ITEM 1.   SECURITY AND THE ISSUER.

     Common Stock, $0.01 par value per share (the "Common Stock"), sold pursuant to a Registration Statement filed by the Issuer with the Securities and Exchange Commission (the "Registration Statement").

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) The Rubenstein Family Limited Partnership, a limited partnership organized under the laws of the State of New York (the "Rubenstein Partnership").

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York  11545

          (c)  Principal Business:  Investments.

          (d)  No.

          (e)  No.

          Barry Rubenstein and Marilyn Rubenstein are the two general partners of the Rubenstein Partnership.



                                   -20 of 30-

ITEM 3.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     Barry Rubenstein used $275,000 of personal funds and other funds to purchase 50,000 shares of Common Stock for his personal account and $275,000 of personal funds and other funds to purchase 50,000 shares of Common Stock for his IRA account.

     Marilyn Rubenstein used $110,000 of personal funds and other funds to purchase 20,000 shares of Common Stock.

     Woodland Partners used $275,000 of working capital and other funds to purchase 50,000 shares of Common Stock.

     Woodland Venture Fund used $441,000 of working capital and other funds to purchase 72,000 shares of Common Stock.

     The Marilyn and Barry Rubenstein Family Foundation used $55,000 of working capital and other funds to purchase 10,000 shares of Common Stock.

     The Rubenstein Partnership used $55,000 of working capital and other funds to purchase 10,000 shares of Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

          The reporting persons acquired their securities for purposes of investment. The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

     (a) The following list sets forth the aggregate number and percentage (based on 5,072,538 shares of Common Stock outstanding per the Issuer's Prospectus dated July 9, 1997, including the exercise of the underwriter's over-allotment option to purchase 375,000 shares of Common Stock) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of July 14, 1997:



                                   -21 of 30-

                           Shares of                   Percentage of Shares
                         Common Stock                    of Common Stock
Name                   Beneficially Owned(1)           Beneficially Owned (1)
----                   ---------------------           ----------------------

Woodland Partners           548,118(2)                        10.4%
Barry Rubenstein          1,464,785(3)                        24.9%
Marilyn Rubenstein          548,118(4)                        24.9%
The Rubenstein Family
  Limited Partnership       548,118(5)                        10.4%
The Marilyn and Barry
  Rubenstein Family
  Foundation                548,118(6)                        10.4%
Woodland Venture Fund       548,118(7)                        10.4%
Seneca Ventures             548,118(8)                        10.4%
Woodland Services Corp.     548,118(9)                        10.4%
Brian Rubenstein             10,334(10)                        *

--------------------------------
 *   Less than 1%

(1) Includes shares of Common Stock issuable upon the exercise of the Warrants, the Offering Warrants, Conversion Warrants, the Option, 1997 Consulting Option, the Private Placement Warrants and the 1997 Warrants.

(2) Includes 66,667 shares of Common Stock issuable upon the exercise of the Private Placement Warrants and 13,334 shares of Common Stock issuable upon exercise of the Offering Warrants. Woodland Partners disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.

(3) Includes 68,057 shares of Common Stock owned individually by Barry Rubenstein, 63,333 shares of Common Stock held in his IRA Rollover account, 18,057 shares of Common Stock issuable upon the exercise of the Conversion Warrants, 33,334 shares of Common Stock issuable upon the exercise of the Option and 25,000 shares of Common Stock issuable upon the exercise of the 1997 Consulting Option. Mr. Rubenstein disclaims beneficial ownership of the rest of the securities except to the extent of his equity interest therein.

(4) Includes 26,667 shares of Common Stock owned individually by Marilyn Rubenstein. Mrs. Rubenstein disclaims beneficial ownership of the rest of the securities except to the extent of her equity interest therein.

(5) Includes 10,000 shares of Common Stock owned individually by the Rubenstein Partnership. Rubenstein Partnership disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.

(6) Includes 10,334 shares of Common Stock owned by the Foundation. The Foundation disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.

(7) Includes 33,334 shares of Common Stock issuable upon the exercise of the Private Placement Warrants and 75,000 shares of Common Stock owned by the Fund. The Fund disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.

(8) Includes 33,334 shares of Common Stock issuable upon the exercise of the Private Placement Warrants. Seneca disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.

(9) Services disclaims beneficial ownership of these securities except to the extent of its equity interest therein.

 (10) Consists of 10,334 shares of Common Stock owned by the Foundation.



                                      -22 of 30-

                           Shares of                   Percentage of Shares
                         Common Stock                    of Common Stock
Name                   Beneficially Owned(1)           Beneficially Owned (1)
----                   ---------------------           ----------------------

Wheatley Partners, L.P.    916,667(11)                        16.2%
Wheatley Foreign
  Partners, L.P.           916,667(12)                        16.2%
Wheatley Partners, LLC     916,667(13)                        16.2%
Wheatley Management Ltd.   916,667(13)                        16.2%
Irwin Lieber               983,334(13,14)                     17.2%
Barry Fingerhut            983,334(13,15)                     17.2%
Seth Lieber                916,667(13)                        16.2%
Jonathan Lieber            916,667(13)                        16.2%
Matthew A. Smith           916,667(13)                        16.2%

          (b) Woodland Partners has sole power to vote and to dispose of 151,668 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants, the Offering Warrants and the Private Placement Warrants), representing approximately 2.9% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 396,450 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Private Placement Warrants, the Option and the 1997 Consulting Option), representing approximately 7.6% of the outstanding Common Stock.

               Barry Rubenstein, by virtue of being a general partner of Woodland Partners, the Rubenstein Partnership, the Fund and Seneca, a trustee of the Foundation, a member and an officer of Wheatley LLC, and husband of Marilyn Rubenstein, may be deemed to have shared power to vote and to dispose of 1,257,004 shares of Common Stock (including shares issuable upon the exercise of the Private Placement Warrants, the Offering Warrants and the 1997 Warrants) representing approximately 21.7% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 207,781 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Option and the 1997 Consulting Option), representing approximately 4.0% of the outstanding Common Stock.

---------------------------------

(11) Includes 313,334 shares of Common Stock, 313,333 shares of Common Stock issuable upon the exercise of the Private Placement Warrants and 235,000 shares of Common Stock issuable upon the exercise of the 1997 Warrants. Wheatley disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.

(12) Includes 20,000 shares of Common Stock, 20,000 shares of Common Stock issuable upon the exercise of the Private Placement Warrants and 15,000 shares of Common Stock issuable upon the exercise of the 1997 Warrants. Wheatley Foreign disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.

(13) The reporting person disclaims beneficial ownership of these securities except to the extent of his or its equity interest therein.

(14) Includes 66,667 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Irwin Lieber.

(15) Includes 66,667 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Barry Fingerhut.



                                      -23 of 30-

               Marilyn Rubenstein, by virtue of being a general partner of Woodland Partners and the Rubenstein Partnership, a trustee of the Foundation, and wife of Barry Rubenstein, may be deemed to have shared power to vote and to dispose of 521,451 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants, the Conversion Warrants, the Offering Warrants, the Option and the 1997 Consulting Option), representing approximately 9.8% of the outstanding Common Stock. Marilyn Rubenstein has sole power to vote and to dispose of 26,667 shares of Common Stock, representing approximately 0.5% of the outstanding Common Stock.

               The Rubenstein Partnership has the sole power to vote and to dispose of 10,000 shares of Common Stock, representing approximately 0.2% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 538,118 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants, the Conversion Warrants, the Offering Warrants, the Option and the 1997 Consulting Option), representing approximately 10.2% of the outstanding Common Stock.

               The Fund has sole power to vote and to dispose of 108,334 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 2.1% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 439,784 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants, the Private Placement Warrants, the Option and the 1997 Consulting Option), representing approximately 8.4% of the outstanding Common Stock.

               Seneca has sole power to vote and to dispose of 33,334 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 0.7% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 514,784 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants, the Private Placement Warrants, the Option and the 1997 Consulting Option), representing approximately 9.8% of the outstanding Common Stock.

               The Foundation has sole power to vote and dispose of 10,334 shares of Common Stock, representing approximately 0.2% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 537,784 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants, the Private Placement Warrants, the Option and the 1997 Consulting Option), representing approximately 10.2% of the outstanding Common Stock.

               Services may be deemed to have shared power to vote and to dispose of 548,118 shares of Common Stock (which includes shares issuable upon the exercise of the

                                      -24 of 30-

Conversion Warrants, the Offering Warrants, the Private Placement Warrants, the Option and the 1997 Consulting Option), representing approximately 10.4% of the outstanding Common Stock.

               Brian Rubenstein, by virtue of being a trustee of the Foundation, may be deemed to have shared power to vote and to dispose of 10,334 shares of Common Stock, representing approximately 0.2% of the outstanding Common Stock.

               Wheatley Partners, L.P. has sole power to vote and to dispose of 861,667 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately 15.3% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 55,000 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately 1.1% of the outstanding Common Stock.

               Wheatley Foreign Partners, L.P. has sole power to vote and to dispose of 55,000 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately 1.1% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 861,667 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately 15.3% of the outstanding Common Stock.

               Wheatley Partners, LLC may be deemed to have shared power to vote and to dispose of 916,667 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately 16.2% of the outstanding Common Stock.

               Wheatley Management Ltd. may be deemed to have shared power to vote and to dispose of 916,667 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately 16.2% of the outstanding Common Stock.

               Irwin Lieber, by virtue of being a member and an officer of Wheatley LLC, may be deemed to have shared power to vote and to dispose of 916,667 shares of Common Stock (including shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately 16.2% of the outstanding Common Stock. Irwin Lieber has sole power to vote and to dispose of 66,667 shares of Common Stock (which consists of shares issuable upon the exercise of the Private Placement Warrants), representing approximately 1.3% of the outstanding Common Stock.

               Barry Fingerhut, by virtue of being a member and an officer of Wheatley LLC, may be deemed to have shared power to vote and to dispose of 916,667 shares of Common Stock (including shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately 16.2% of the outstanding Common Stock. Barry Fingerhut




                                      -25 of 30-
has sole power to vote and to dispose of 66,667 shares of Common Stock (which consists of shares issuable upon the exercise of the Private Placement Warrants), representing approximately 1.3% of the outstanding Common Stock.

               Seth Lieber, by virtue of being a member and an officer of Wheatley LLC, may be deemed to have shared power to vote and to dispose of 916,667 shares of Common Stock (including shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately 16.2% of the outstanding Common Stock.

               Jonathan Lieber, by virtue of being a member and an officer of Wheatley LLC, may be deemed to have shared power to vote and to dispose of 916,667 shares of Common Stock (including shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately 16.2% of the outstanding Common Stock.

               Matthew A. Smith, by virtue of being a member and an officer of Wheatley LLC, may be deemed to have shared power to vote and to dispose of 916,667 shares of Common Stock (including shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately 16.2% of the outstanding Common Stock.

          (c) The following is a description of all transactions in the securities of the Issuer by the reporting persons identified in Item 2 of this Schedule 13D effected from May 10, 1997 through July 14, 1997, inclusive:

Name of Shareholder      Purchase Date       Number of Shares    Price per Share
-------------------      -------------       ----------------    ---------------

Woodland Partners        July 10, 1997            50,000              $5-1/2

Barry Rubenstein         July 10, 1997            50,000              $5-1/2

Barry Rubenstein
 R/O IRA                 July 10, 1997            50,000              $5-1/2

Marilyn Rubenstein       July 10, 1997            20,000              $5-1/2

The Rubenstein
   Partnership           July 10, 1997            10,000              $5-1/2

The Foundation           July 10, 1997            10,000              $5-1/2

The Fund                 July 14, 1997            72,000              $6-1/8



                                      -26 of 30-

          Woodland Partners, Barry Rubenstein, Barry Rubenstein R/O IRA, Marilyn Rubenstein, The Rubenstein Partnership and The Foundation acquired shares of Common Stock in the Offering and the Fund acquired the shares of Common Stock in the over-the-counter market.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES
          OF THE ISSUER.

          (j) Each of Barry Rubenstein, Marilyn Rubenstein, the Foundation, Woodland Partners, the Fund, Seneca Ventures, Wheatley Partners and Wheatley Foreign Partners entered into a lock-up agreement, each dated June 10, 1997 (the "Lock-up Agreement"), with GKN Securities Corp., the managing underwriter of the public offering of 2,875,000 shares of the Issuer's Common Stock (including 375,000 shares of Common Stock issued upon the exercise of the over-allotment option). The Lock-up Agreement prohibits the sale, transfer or disposal of shares of Common Stock held directly or beneficially by such shareholders for a period of 12 months, commencing on the effective date of the Issuer's Registration Statement, without the prior written consent of the Underwriter.

          The Lock-up Agreement also provides that for a period of five years, commencing on the effective date of the Registration Statement, the Underwriter shall have the right to purchase for its account or to sell for the account of such shareholders any shares of Common Stock sold pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

           None of the shares of Common Stock included in Item 5(c) of this
Schedule 13D are subject to the Lock-up Agreement.

          (k) Except for the circumstances discussed or referred to in paragraphs (a) through (j), there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A - Agreement dated August 1, 1997 among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).




                                      -27 of 30-

                                      SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, correct and complete.

Date:     August 1, 1997

                                   WOODLAND PARTNERS


                                   By: /s/ Barry Rubenstein
                                   ------------------------------------------
                                        Barry Rubenstein, a General Partner

                                   SENECA VENTURES


                                   By: /s/ Barry Rubenstein
                                   ------------------------------------------
                                        Barry Rubenstein, a General Partner

                                   WOODLAND VENTURE FUND


                                   By: /s/ Barry Rubenstein
                                   ------------------------------------------
                                        Barry Rubenstein, a General Partner

                                   WOODLAND SERVICES CORP.


                                   By: /s/ Barry Rubenstein

                                   ------------------------------------------
                                        Barry Rubenstein, President

                                   THE RUBENSTEIN FAMILY
                                   LIMITED PARTNERSHIP

                                   By: /s/ Barry Rubenstein
                                   ------------------------------------------
                                        Barry Rubenstein, a General Partner




                                       -28 of 30-

                                   THE MARILYN AND BARRY RUBENSTEIN
                                    FAMILY FOUNDATION


                                   By: /s/ Barry Rubenstein
                                   ------------------------------------------
                                        Barry Rubenstein, a Trustee

                                   WHEATLEY PARTNERS, L.P.
                                   By: Wheatley Partners LLC, General Partner


                                   By: /s/ Barry Rubenstein
                                   ------------------------------------------
                                        Barry Rubenstein, Chief Executive
                                   Officer


                                   WHEATLEY FOREIGN PARTNERS, L.P.
                                   By: Wheatley Partners LLC, General Partner


                                   By: /s/ Barry Rubenstein
                                   ------------------------------------------
                                        Barry Rubenstein, Chief Executive
                                   Officer

                                   WHEATLEY PARTNERS LLC


                                   By: /s/ Barry Rubenstein
                                   ------------------------------------------
                                        Barry Rubenstein, Chief Executive
                                   Officer


                                   WHEATLEY MANAGEMENT LTD.


                                   By: /s/ Irwin Lieber
                                   ------------------------------------------
                                        Irwin Lieber, President

                                   /s/ Barry Rubenstein
                                   ------------------------------------------
                                        Barry Rubenstein

                                   /s/ Marilyn Rubenstein
                                   ------------------------------------------
                                        Marilyn Rubenstein

                                   /s/ Irwin Lieber
                                   ------------------------------------------
                                        Irwin Lieber



                                      -29 of 30-

                                   /s/ Barry Fingerhut
                                   ------------------------------------------
                                        Barry Fingerhut

                                   /s/ Seth Lieber
                                   ------------------------------------------
                                        Seth Lieber

                                   /s/ Jonathan Lieber
                                   ------------------------------------------
                                        Jonathan Lieber

                                   /s/ Matthew A. Smith
                                   ------------------------------------------
                                        Matthew A. Smith

                                               *
                                   ------------------------------------------
                                        Brian Rubenstein

* /s/ Barry Rubenstein
-----------------------------------
 Barry Rubenstein, Attorney-in-Fact






         ATTENTION:INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                  FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                      -30 of 30-